MR

14045863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 24 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Desjardins Securities International Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1170 Peel Street, suite 300
(No. and Street)

Montreal (City) Quebec Canada (State) H3B 0A9 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1250 W. René-Levesque Street, suite 200, Montreal, Quebec, Canada, H3B 2G4
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/14

OATH OR AFFIRMATION

I, Antonio Lombardi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Desjardins Securities International Inc., as of February 19th, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

FINOP
Title

Sworn to before me this February 19th, 2014 at Montréal

[signature] #157482.
Notary Public

Commissaire à l'assermentation
ANGELA TIMEO
157482
Districts Judiciaires de Montréal et Laval

Commission expires May 14th, 2015

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ministère
de la Justice
Québec

COMMISSION

NUMÉRO 157482

Vu les articles 214 à 223 de la Loi sur les tribunaux judiciaires (L.R.Q,. c.T-16), le ministre de la Justice nomme, pour une période s'échelonnant du **15 mai 2012** **au** **14 mai 2015** , pour faire prêter serment dans tous les cas où les lois du Québec le prévoient et, en particulier, le recevoir lorsqu'un juge de paix peut le faire,

ANGELA TIMEO

COMMISSAIRE À L'ASSERMENTATION

POUR LE QUÉBEC

Montréal, le 15 mai 2012

Le ministre de la Justice,

p.p. Martine Auger

(Signé)

pwc

February 19, 2014

Independent Auditor's Report

To the Shareholder of Desjardins Securities International Inc.

We have audited the accompanying financial statements of Desjardins Securities International Inc. (the "Company"), which comprise the balance sheets as at December 31, 2013 and 2012, and the related statements of profit and comprehensive income, changes in shareholder's equity and cash flows for the years then ended.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

pwc

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Desjardins Securities International Inc. as at December 31, 2013 and December 31, 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The computation of net capital pursuant to Rule 15c3-1 of the U.S. Securities and Exchange Commission, as disclosed in note 10 to the financial statements, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP[2]

---

[2] CPA auditor, CA, public accountancy permit No. A127593

Desjardins
Securities International

Desjardins Securities International Inc.

Financial Statements

December 31, 2013 and 2012

(expressedin U.S. dollars)

Table of contents

Financial Statements	- Balance Sheets	3
	- Statements of Profit and Comprehensive Income	4
	- Statements of Changes in Shareholder's Equity	5
	- Statements of Cash Flow	6

Notes to the Financial Statements	- Note 1.	Description of business	7
	- Note 2.	Significant accounting policies	7
	- Note 3.	Income taxes	8
	- Note 4.	Other	9
	- Note 5.	Shareholder's Equity	9
	- Note 6.	Other operating and administrative expenses	10
	- Note 7.	Related party transactions	10
	- Note 8.	Supplementary information	11
	- Note 9.	Financial risk management	11
	- Note 10.	Schedule of Computation of Net Capital	12

DESJARDINS SECURITIES INTERNATIONAL INC.
Balance Sheets
As at December 31
(expressedin U.S. dollars)

			2013		2012
ASSETS					
Cash and cash equivalents		**$**	**5,689,257**	$	5,883,749
Amounts receivable					
From brokers and financial institutions			**750,541**		1,531,763
Deposits			**1,000,000**		100,000
Income tax receivable			**12,931**		246,158
Other	**Note 4**		**63,003**		78,111
			1,826,475		1,956,032
Deferred tax asset	**Note 3**		**676**		747
		$	**7,516,408**	$	7,840,528
LIABILITIES					
Amounts payable					
To parent company, without interest or reimbursement terms	**Note 7**	**$**	**1,885,803**	$	2,082,416
To brokers and financial institutions			**9,222**		251,657
Other	**Note 4**		**19,231**		13,016
			1,914,256		2,347,089
SHAREHOLDER'S EQUITY	**Note 5**		**5,602,152**		5,493,439
		$	**7,516,408**	$	7,840,528

The accompanying notes are an integral part of these financial statements.

On behalf of the Board of directors

...., Financial Officer
Antonio Lombardi

...., Director
Sylvain Thériault

DESJARDINS SECURITIES INTERNATIONAL INC.
Statements of Profit and Comprehensive Income
December 31, 2013 and 2012
(expressedin U.S. dollars)

		2013	2012
Revenue			
Commissions		**1 503 385 $**	1 517 631 $
Investment income and foreign exchange loss		**(254 376)**	84 903
Net interest expense		**(14 069)**	(3 390)
Other		**192 192**	227 011
		1 427 132	1 826 155
Operation and administration			
Management fees	**Note 7**	**819 328**	1 144 523
Other operating and administrative expenses	**Note 6**	**459 397**	474 193
		1 278 725	1 618 716
Profit before income taxes		**148 407**	207 439
Income tax expense	**Note 3**	**39 694**	57 579
Profit and comprehensive income		**108 713 $**	149 860 $

The accompanying notes are an integral part of these financial statements.

		Share capital		Retained earnings		Total
Balance as at December 31, 2011	$	3,214,763	$	2,128,816	$	5,343,579
Comprehensive income		-		149,860		149,860
Balance as at December 31, 2012	$	3,214,763	$	2,278,676	$	5,493,439
Comprehensive income		-		108,713		108,713
Balance as at December 31, 2013	**$**	**3,214,763**	**$**	**2,387,389**	**$**	**5,602,152**

The accompanying notes are an integral part of these financial statements.

DESJARDINS SECURITIES INTERNATIONAL INC.
Statements of Cash Flows
December 31, 2013 and 2012
(expressedin U.S. dollars)

			2013		2012
Operating activities					
Profit and comprehensive income		$	**108,713**	$	149,860
Non-cash items	**Note 8**		**71**		89
Net changes in operating assets and liabilities	**Note 8**		**793,337**		1,424,079
Change in deposit			**(900,000)**		-
			2,121		1,574,028
Financing activities					
Change in amounts payable to parent company			**(196,613)**		383,043
Decrease in cash and cash equivalents during the year			**(194,492)**		1,957,071
Cash and cash equivalents, beginning of year			**5,883,749**		3,926,678
Cash and cash equivalents, end of year		**$**	**5,689,257**	$	5,883,749

The accompanying notes are an integral part of these financial statements.

1. Description of business

Desjardins Securities International Inc. (the Company), incorporated on January 24, 2001 under the *Canada Business Corporations Act*, operates a full-service securities brokerage business.The Company is a member of the *Financial Industry Regulatory Authority* (FINRA) and is registered as a broker-dealer with the *US Securities and Exchange Commission* (SEC).

Desjardins Securities International Inc. is a wholly-owned subsidiary of Desjardins Securities Inc., which is under the ultimate control of Caisses Desjardins through Desjardins Financial Corporation and respectively the Federation des caisses Desjardins du Quebec.The Company's head office is located at 1170 Peel Street, Suite 300, Montreal (Quebec), H3B 0A9, Canada.

2. Significantaccountingpolicies

a) Use of estimates

The preparation of financial statements, in accordance with United States generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. There were no significant estimates during 2013 and 2012.

b) Transactions

Transactions and related revenues and expenses are recorded on a trade date basis.

c) Financial instruments

Financial assets are classified in one of the following categories:"held-for-trading", "designated at fair value through income", "available-for-sale" or "loans and receivables". Financial liabilities are classified in the category "held-for-trading" or in the category "other".

Financial assets and liabilities held-for-trading and designated at fair value through income are carried at fair value in the Balance Sheet. Changes in the fair value of held-for-trading assets and liabilities are recognized in earnings in the period they occur, while changes in available-for-sale assets are recognized in other comprehensive income until they are derecognized. Loans and receivables and financial liabilities in the category "others" are carried at amortized cost under the effective interest rate method.

Securities

Securities are classified as held-for-trading. Fair value is determined based on market prices for traded securities. The valuation of over-the-counter fixed income securities is subject to, among others, security liquidity, the bid/ask spread and the relative range of market price adjustments and current return. Change in fair value is recognized in earnings in the period it occurs.

Fair value

The fair value of a financial instrument on initial recognition corresponds to the price that would be received from selling a financial asset or paid to transfer a financial liability in an orderly transaction between market participants.

Subsequent to initial recognition, the fair value of financial instruments quoted on an active market is based on bid prices for financial assets and on ask prices for financial liabilities.

d) Cash and cash equivalents

Cash and cash equivalents are comprised of cash and money market investments.

e) Foreign currency translation

The financial statements are presented in U.S. dollars, which is the Company's functional and presentation currency.The Company's monetary assets and liabilities, denominated in foreign currencies, are translated into U.S. dollars at the year-end exchange rate. The Company's revenue and expenses, denominated in foreign currencies, are translated at the exchange rate in effect at the transaction date. Translation gains and losses are included in the Statement of Profit and Comprehensive Income within "Revenue – Investment income".

f) Revenue recognition

The company's principal sources of revenues comprise commissions, research services, revenue on transactions and interest income.

The company records its brokerage and commission revenue on a trade date basis.

The company recognizes research services revenues when they are earned, specifically when services are provided, there is clear proof that an arrangement exists, amounts are fixed or can be determined, and collectability is reasonably assured.

Interest income is recognized based on the effective interest rate method.

g) Deposit

In the normal course of business, the company enters into transaction with Pershing. This organization requires either deposit in cash or in securities to facilitate the settlement process. The securities on deposit are recorded at fair value. The deposits in cash are not restricted, but the securities on deposit cannot be sold and are required to do business with the respective clearing organizations.

h) Income taxes

The Company uses the tax liability method to account for income taxes. Under this method, deferred tax assets or liabilities are determined for all temporary differences between the financial reporting and tax bases of assets and liabilities, and measured using substantively enacted income tax rates expected to apply in the years in which the assets are expected to be realized or the liabilities settled. Income tax assets are recognized when it is more likely than not that they will be realized.

3. Income taxes

a) Income tax expense

	2013	2012
Current	**$ 39,623**	$ 57,490
Deferred	**71**	89
	$ 39,694	$ 57,579

Profits are subject to Canadian income taxes. The effective tax rate on earnings varies from year to year according to the changes in the combined statutory income tax rate. The provision for income taxes in the statement of profits and comprehensive income differs from the amount that would have been arrived at by applying the Canadian statutory tax rate as a result of the following:

	2013	2012
Income taxes at the Canadian combined statutory rate of 26.90% (26.90% in 2012)	**$ 39,922**	$ 55,801
Changes in income taxes resulting for the following		
Non-deductible expenses and other	**(228)**	1,778
	$ 39,694	$ 57,579

b) Deferred tax asset

The net deferred tax asset includes $676 ($747 in 2012) of fixed assets.

4. Other

Other assets and liabilities presented in the balance sheets under "Other" are detailed as follows:

		2013		2012
Other assets				
Prepaid expenses	$	47,992	$	44,179
FINRA account		11,835		33,719
Other		3,176		213
	$	63,003	$	78,111
Other liabilities				
Accrued expenses	$	16,459	$	10,837
Other		2,772		2,179
	$	19,231	$	13,016

5. Shareholder'sEquity

a) Authorized share capital

- an unlimited number of voting and participating Class A shares, without par value;
- an unlimited number of non-voting, participating Class B shares, convertible to Class D shares, without par value;
- an unlimited number of voting, non-participating Class C shares, without par value;
- an unlimited number of non-voting, non-participating Class D shares, non-cumulative dividend of 1% per month, without parvalue;
- an unlimited number of non-voting, non-participating Class E shares, non-cumulative dividend of 1% per month, without par value;
- an unlimited number of non-voting, non-participating Class F shares, non-cumulative dividend of 8% per year, without par value;
- an unlimited number of non-voting, non-participating Class G shares, non-cumulative dividend of 8% per year, without par value.

b) Share capital issued

		2013		2012
4,075,000 Class A common shares (4,075,000 Class A common shares in 2012)	$	3,214,763	$	3,214,763

c) Capital management

Shareholder's equity consists of common shares and retained earnings. Capital management contributes to the Company's profitability as regulatory capital is allocated to key activities for which precise profitability objectives and criteria have been established, which include an allocation process for capital margin limits, oversight and appropriate reporting in the form of liquidity, capital and profitability tests as per the regulation in force. The Company strives to maintain an optimal level of capital to support its activities while generating an attractive and competitive return for its shareholder, in relation to industry standards and the Company's risk profile.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15 c3 - 1, which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6⅔% of aggregate indebtedness, both as defined by the Rule. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As at December 31, 2013,the Company had net capital of $4,497,074 ($3,567,456 in 2012)which exceeds the required net capital of $127,002 by $4,370,072($139,695by $3,427,760 in 2012).

6. Other operating and administrative expenses

For the years ended December 31, "Other operating and administrative expenses" is detailed as follows in the Statement of Profit and Comprehensive Income:

		2013		2012
Variable costs	**$**	**318,337**	$	254,258
Personnel related expenses		**51,705**		86,708
Professional fees		**23,655**		41,242
Travel expenses		**20,843**		36,256
Compensatory and capital tax		**4,275**		18,852
General expenses		**15,325**		11,148
Equipment rental and maintenance		**10,582**		10,773
Advertising, promotion and entertainment		**9,412**		8,690
Other		**5,263**		6,266
	$	**459,397**	$	474,193

7. Related party transactions

The Company has concluded transactions with the parent company and other entities included in the Mouvement des caisses Desjardins. These transactions were conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The transactions and balances with these entities are the following:

		2013		2012
Management fees (parent company)[1]	**$**	**819,328**	$	1,144,523
Cash (affiliates)		**130,861**		332,373
Amounts payable to parent company		**(1,330,900)**		(1,491,806)
Amounts payable to affiliates		**(554,903)**		(590,610)

(1) Management fees are related to various services and facilities such as bookkeeping services, compliance and risk management services, payroll services, insurance services, legal and consulting services, and generally all direct costs related to the business of the Company.

8. Supplementaryinformation

		2013		2012
Non-cash Items				
Deferred tax	**$**	**71**	$	89
Net changes in operating assets and liabilities				
Amounts receivable from brokers and financial institutions	**$**	**781,222**	$	1,330,180
Other amounts receivable		**15,108**		353,294
Amounts payable to brokers and financial institutions		**(242,435)**		120,224
Other amounts payable		**6,215**		8,254
Income taxes received		**233,227**		(387,873)
		793,337		1,424,079
Interest paid	**$**	**20,253**	$	5,895
Income taxes paid		**-**		142,218

9. Financial riskmanagement

In the normal course of business, the Company purchases and sells, for itself and for its clients, a variety of financial instruments to earn commission revenue. Each agreement or contract exposes the Company to varying degrees of liquidity, credit and market risk.

a) Liquidity risk

Liquidity risk is related to the difficulty of quickly converting the Company's assets into cash in order to efficiently fulfill its financial obligations, particularly in order to fulfill the clients' requests for funds.

The following table presents financial liabilities by residual contractual maturity:

	2013				
	Payable on demand	**Less than 1 year**	**1 to 5 years**	**5 years and more**	**Total**
Amounts payable to parent company	**$ 1,330,900**	**$ -**	**$ -**	**$ -**	**$ 1,330,900**
Amounts payable to affiliates	**554,903**	**-**	**-**	**-**	**554,903**
Amounts payable to others	**19,231**	**-**	**-**	**-**	**19,231**

	2012				
	Payable on demand	Less than 1 year	1 to 5 years	5 years and more	Total
Amounts payable to parent company	$ 1,491,806	$ -	$ -	$ -	$ 1,491,806
Amounts payable to affiliates	590,610	-	-	-	590,610
Amounts payable to others	13,016	-	-	-	13,016

b) Credit risk

Credit risk, principally, relates to the failure by a client to honour its contractual obligations or to an unfavourable market fluctuation that would prevent the Company from realizing its guarantees in full. This risk is managed in accordance with the credit policies established by management. Most of these transactions are standardized contracts executed in recognized markets and are subject to daily settlement of the various margins.

Credit risk concentration arises when the Company holds securities from a same issuer (or group of issuers). As at December 31, 2013 and 2012, the Company had no significant credit risk concentration.

c) Market risk

Market risk relates to the risk of variations in the fair value of financial instruments due to fluctuations in the parameters associated with that value, including interest rates, currencies, credit spreads and volatility.

As at December 31, 2013 and 2012, the Company is not significantly exposed to market risk given its holdings.

10. Schedule of Computation of Net Capital

The differences between the audited Computation of Net Capital, included in this report, and the corresponding schedule, included in the Company's unaudited December 31, 2013 Part IIA Focus filing, are due to year-end adjustments to the exchange rate used to convert share capital, to the income tax calculations and reversal to revenue.

		2013		2012
Total shareholder's equity	**$**	**5,602,152**	$	5,493,439
Deduct non-allowable assets				
Cash deposit with parent company		**387**		186,496
Due to brokers and financial institutions		**662,363**		1,194,473
Other receivables		**75,934**		324,269
Deferred tax asset		**676**		747
		739,360		1,705,985
Other deductions - Insurance deductibe margin on securities position and foreign exchange margin		**365,718**		219,998
Net capital		**4,497,074**		3,567,456
Computation of aggregate indebtedness to net capital requirement				
Required minimum net capital: the greater of:				
i) $100,000 or				
ii) 6⅔% of aggregate indebtedness $1,905,034 ($2,095,432 in 2012)		**127,002**		139,695
Excess net capital	**$**	**4,370,072**	$	3,427,760
Ratio: Aggregate indebtedness to net capital		**0.4236 to 1**		0.6113 to 1

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Security and Exchange Act under paragraph (k) (2) (ii) of that Rule.

Desjardins
Securities International

Desjardins Securities International Inc.

Schedule of computation of net capital

December 31, 2013

(expressed in U.S. dollars)

pwc

February 19, 2014

Independent Auditor's Report on Supplementary Information

To the Shareholder of
Desjardins Securities International Inc.

We have audited the financial statements of Desjardins Securities International Inc. as of December 31, 2013 and for the year then ended and our report thereon appears in this document. That audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The computation of net capital pursuant to Rule 15c3-1 of the U.S. Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A127593

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

(expressed in U.S. dollars)

Schedule of Computation of Net Capital

The differences between the audited Computation of Net Capital, included in this report, and the corresponding schedule, included in the Company's unaudited December 31, 2013 Part IIA Focus filing, are due to year-end adjustments to the exchange rate used to convert share capital, to the income tax calculations and reversal to revenue.

		2013
Total shareholder's equity	$	5,602,152
Deduct non-allowable assets		
Cash deposit with parent company		387
Due to brokers and financial institutions		662,363
Other receivables		75,934
Deferred tax asset		676
		739,360
Other deductions - Insurance deductibe margin on securities position and foreign exchange margin		365,718
Net capital		4,497,074
Computation of aggregate indebtedness to net capital requirement		
Required minimum net capital: the greater of:		
i) $100,000 or		
ii) 6⅔% of aggregate indebtedness $1,905,034 ($2,095,432 in 2012)		127,002
Excess net capital	$	4,370,072
Ratio: Aggregate indebtedness to net capital		0.4236 to 1

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Security and Exchange Act under paragraph (k) (2) (ii) of that Rule.

pwc

February 19, 2014

Desjardins Securities International Inc.
1170 Peel Street
Suite 300
Montréal, Quebec H3B 0A9

In planning and performing our audit of the financial statements of Desjardins Securities International Inc. (the "Company") as of and for the years ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Partnership of chartered professional accountants

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February 19, 2014

To the Shareholders of Desjardins Securities International Inc. ("the Company")

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Desjardins Securities International Inc. for the year ended December 31, 2013, which were agreed to by Desjardins Securities International Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Desjardins Securities International Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2013. Management is responsible for Desjardins Securities International Inc.'s compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, and noted a difference of $60 between the total assessment balance (item 2F, $1640) and the respective cash disbursement ($1700).

2. Compared the Total Revenue amount reported on 2/2a of the audited Form X-17A-5 for the year ended December 31, 2013 to the Total revenue amount of $1,447,385 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2013 and noted a difference of $20,253 representing the interest expenses included in the net revenue and disclosed under section 2c Deductions, line 9 on page 2 of the Form SIPC-7.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 8, other revenue not related either directly or indirectly to the securities business, of $208,232 to the addition of the balances; gain and loss on foreign exchanges, interest income and clearing fees for soft dollars, as included in the trial balance of the Company as at December 31, 2013, noting no difference.
    b. Compared deductions on line 9, total interest and dividend expense, of $20,253 to the trial balance of the Company as at December 31, 2013, noting no difference.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $1,635,364 and $4,088, respectively of the Form SIPC-7, noting no differences.

5. Compared the amount of the overpayment applied to the current assessment of $2,448 on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7T filed for the prior period ended December 31, 2012 on which it was originally computed and noted that no overpayment was disclosed on page 1, item 2H of the Form SIPC-7T filed for the prior period ended December 31, 2012.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Desjardins Securities International Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Partnership of chartered professional accountants